Exhibit A

Ceragon Reports Fourth Quarter 2015
February 16, 2016

CERAGON NETWORKS REPORTS FOURTH QUARTER AND FULL YEAR 2015 FINANCIAL RESULTS

Returned to profitability for full year; Q4 positive cash flow used to further reduce debt

Paramus, New Jersey, February 16, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today reported results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Highlights:

Revenues -- $75.6 million, down 32% from the fourth quarter of 2014, and down 11% from the third quarter of 2015.

Gross margin – 32.8%, compared to 17.8% in the fourth quarter of 2014 and 31.9% in the third quarter of 2015.

Operating income – $8.9 million, compared to an operating loss of $(25.9) million in the fourth quarter of 2014 and an operating income of $6.2 million in the third quarter of 2015.

Net income – $5.2 million or $0.07 per diluted share. Net loss for the fourth quarter of 2014 was $(52.0) million, or $(0.68) per diluted share. Net income for the third quarter of 2015 was $1.4 million or $0.02 per diluted share.

Non-GAAP results –gross margin was 33.2%, operating income was $5.0 million, and net income was $2.1 million, or $0.03 per diluted share. Non-GAAP results exclude adjustments of $(3.2) million. For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents – $36.3 million at December 31, 2015, compared to $39.2 million at September 30, 2015, after reducing debt by $9.0 million to $35.0 million.

Full Year 2015 Highlights:

Revenues – $349.4 million, down 6% from 2014.

Gross margin – 29.5%, compared to 22.8% in 2014.

Operating income – $21.6 million, compared to an operating loss of $(32.0) million in 2014.

Net income – $1.0 million, or $0.01 per diluted share. Net loss for 2014 was $(76.5) million, or $(1.22) per diluted share.

Non-GAAP results – gross margin was 29.9%, operating income was $21.7 million, and net income was $7.4 million, or $0.10 per diluted share. Non-GAAP results exclude adjustments of $6.4 million. For a reconciliation of GAAP to non-GAAP results, see the attached tables.

“Our strategy, focused on improving profitability, resulted in further improvement in our gross margin in the fourth quarter,” said Ira Palti, president and CEO of Ceragon. “With continued stringent control of our operating expenses, we achieved another solidly profitable quarter and used the cash flow we generated to further reduce debt. We achieved our profit goal for the year, and we are targeting a further increase in 2016, as we continue to pursue the same strategy. Meanwhile, we are carefully watching developing macroeconomic headwinds and the extent to which they may affect demand and the timing of projects during 2016.”

Supplemental revenue breakouts by geography:

Fourth quarter 2015:

•	Europe:	15%

•	Africa:	12%

•	North America:	10%

•	Latin America:	24%

•	India:	30%

•	APAC:	9%

Full year 2015:

•	Europe:	14%

•	Africa:	10%

•	North America:	13%

•	Latin America:	24%

•	India:	30%

•	APAC:	9%

A conference call to discuss the results will begin at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1059 or International: +1 (612) 234-9959, from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 382915. A replay of both the call and the webcast will be available through March 16, 2016.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "targets," "expects," "intends," "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a further decline in revenues beyond Ceragon’s expectations, the risk that Ceragon’s expectations regarding future profitability will not materialize; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America in general and in Brazil in particular, including currency export controls and recent economic concerns; risks relating to the concentration of our business in India, Africa, and in developing nations, including political, economic and regulatory risks from doing business in those regions; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi or	Claudia Gatlin
+972 3 5431 660	+1 212 830-9080
dorona@ceragon.com	claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Fourth Quarter and Year End 2015 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
				(Audited)

Revenues	$75,643	$111,164	$349,435	$371,112
Cost of revenues	50,840	91,432	246,487	286,670

Gross profit	24,803	19,732	102,948	84,442

Operating expenses:
Research and development, net	5,268	8,112	22,930	35,004
Selling and marketing	9,982	13,142	40,816	56,059
General and administrative	5,473	6,764	21,235	23,657
Restructuring costs	-	5,880	1,225	6,816
Other expense (income)	(4,849)	11,738	(4,849)	(5,062)

Total operating expenses	$15,874	$45,636	$81,357	$116,474

Operating income (loss)	8,929	(25,904)	21,591	(32,032)

Financial expenses, net	2,265	24,296	14,738	37,946

Income (loss) before taxes	6,664	(50,200)	6,853	(69,978)

Taxes on income	1,432	1,756	5,842	6,501

Net income (loss)	$5,232	$(51,956)	$1,011	$(76,479)

Basic and diluted net income (loss) per share	$0.07	$(0.68)	$0.01	$(1.22)

Weighted average number of shares used in computing basic net income (loss) per share	77,416,409	76,784,068	77,239,409	62,518,602

Weighted average number of shares used in computing diluted net income (loss) per share	78,432,387	76,784,068	77,296,681	62,518,602

Ceragon Reports Fourth Quarter and Year End 2015 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31, 2015	December 31, 2014
ASSETS		(Audited)

CURRENT ASSETS:
Cash and cash equivalents	$36,318	$41,423
Short-term bank deposits	-	413
Marketable securities	-	535
Trade receivables, net	120,397	162,626
Deferred taxes, net	1,333	3,522
Other accounts receivable and prepaid expenses	21,471	22,898
Inventories	49,690	61,830
Total current assets	229,209	293,247

NON-CURRENT ASSETS:
Deferred tax assets, net	189	239
Severance pay and pension funds	4,681	5,669
Property and equipment, net	28,906	33,138
Intangible assets, net	3,192	5,070
Other non-current assets	1,457	4,510

Total non-current assets	38,425	48,626

Total assets	$267,634	$341,873

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$34,922	$48,832
Trade payables	71,721	101,752
Deferred revenues	8,901	17,667
Other accounts payable and accrued expenses	29,654	37,248
Total current liabilities	145,198	205,499

LONG-TERM LIABILITIES:
Long term bank loan, net of current maturities	-	2,072
Accrued severance pay and pension	9,276	11,452
Other long term payables	10,339	18,298
Total long-term liabilities	19,615	31,822

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	212
Additional paid-in capital	408,174	406,413
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,616)	(4,111)
Accumulated deficits	(276,860)	(277,871)

Total shareholders' equity	102,821	104,552

Total liabilities and shareholders' equity	$267,634	$341,873

Ceragon Reports Fourth Quarter and Year End 2015 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
				(Audited)
Cash flow from operating activities:
Net income (loss)	$5,232	$(51,956)	$1,011	$(76,479)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,138	3,104	12,204	13,498
Stock-based compensation expense	452	654	1,624	3,345
Write off of property and equipment	-	2,367	-	2,367
Write off of goodwill	-	14,765	-	14,765
Decrease (increase) in trade and other receivables, net	906	6,231	37,568	(22,593)
Decrease (increase) in inventory, net of write off	(971)	(2,283)	10,240	1,792
Increase (decrease) in trade payables and accrued liabilities	788	10,643	(37,683)	8,855
Increase (decrease) in deferred revenues	(1,162)	9,107	(8,766)	9,699
Decrease (increase) in deferred tax asset, net	(166)	5,784	2,275	9,788
Other adjustments	(74)	2,975	(858)	2,684
Net cash provided by (used in) operating activities	$8,143	$1,391	$17,615	$(32,279)

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,441)	(4,227)	(6,761)	(12,691)
Investment in short and long-term bank deposit	-	(36)	(19)	(36)
Proceeds from maturities of short and long-term bank deposits	368	-	432	69
Proceeds from sales of available for sale marketable securities	-	-	122	5,161
Net cash used in investing activities	$(2,073)	$(4,263)	$(6,226)	$(7,497)

Cash flow from financing activities:
Proceeds from exercise of options	26	-	138	-
Proceeds from issuance of shares, net	-	-	-	45,150
Proceeds from financial institutions, net	-	2,500	4,200	22,690
Repayments of bank loans	(9,008)	(2,058)	(20,182)	(29,012)
Net cash provided by (used in)financing activities	$(8,982)	$442	$(15,844)	$38,828

Translation adjustments on cash and cash equivalents	$26	$(91)	$(650)	$(36)
Decrease in cash and cash equivalents	$(2,886)	$(2,521)	$(5,105)	$(984)
Cash and cash equivalents at the beginning of the period	39,204	43,944	41,423	42,407
Cash and cash equivalents at the end of the period	$36,318	$41,423	$36,318	$41,423

Ceragon Reports Fourth Quarter and Year End 2015 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,
	2015			2014
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$75,643		$75,643	$111,164
Cost of revenues	50,840	(a) 339	50,501	84,049

Gross profit	24,803		25,142	27,115

Operating expenses:
Research and development, net	5,268	(b) 179	5,089	7,805
Selling and marketing	9,982	(c) 257	9,725	12,804
General and administrative	5,473	(d) 135	5,338	5,626
Other income	(4,849)	(e) (4,849)	-	-

Total operating expenses	$15,874		$20,152	$26,235

Operating income	8,929		4,990	880
Financial expenses, net	2,265		2,265	3,845

Income (loss) before taxes	6,664		2,725	(2,965)

Taxes on income	1,432	(f) 762	670	741

Net income (loss)	$5,232		$2,055	$(3,706)

Basic and diluted net income (loss) per share	$0.07		$0.03	$(0.05)

Weighted average number of shares used in computing basic net income (loss) per share	77,416,409		77,416,409	76,784,068
Weighted average number of shares used in computing diluted net income (loss) per share	77,432,387		78,264,309	76,784,068

Total adjustments		(3,177)

(a)	Cost of revenues includes $0.3 million of amortization of intangible assets and $30 thousand of stock based compensation expenses in the three months ended December 31, 2015.
(b)	Research and development expenses include $0.2 million of stock based compensation expenses in the three months ended December 31, 2015.
(c)	Selling and marketing expenses includes $0.1 million of amortization of intangible assets and $0.1 million of stock based compensation expenses in the three months ended December 31, 2015.
(d)	General and administrative expenses include $0.1 million of stock based compensation expenses in the three months ended December 31, 2015.
(e)	Other income includes statute of limitation on certain pre-acquisition indirect tax liabilities.
(f)	Taxes on income include $0.8 million non-cash tax adjustments in the three months ended December 31, 2015.

Ceragon Reports Fourth Quarter and Year End 2015 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Year ended December 31,
	2015			2014
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$349,435		$349,435	$371,112
Cost of revenues	246,487	(a) 1,579	244,908	277,743
Gross profit	102,948		104,527	93,369

Operating expenses:
Research and development, net	22,930	(b) 735	22,195	30,970
Selling and marketing	40,816	(c) 1,132	39,684	53,821
General and administrative	21,235	(d) 321	20,914	21,055
Restructuring costs	1,225	1,225	-	-
Other income	(4,849)	(e) (4,849)	-	-

Total operating expenses	$81,357		$82,793	$105,846

Operating income (loss)	21,591		21,734	(12,477)
Financial expenses, net	14,738	(f) 2,973	11,765	11,185

Income (loss) before taxes	6,853		9,969	(23,662)

Taxes on income	5,842	(g) 3,297	2,545	1,495

Net income (loss)	$1,011		$7,424	$(25,157)

Basic and diluted net income (loss) per share	$0.01		$0.10	$(0.40)

Weighted average number of shares used in computing basic net income (loss) per share	77,239,409		77,239,409	62,518,602
Weighted average number of shares used in computing diluted net income (loss) per share	77,296,681		77,967,811	62,518,602

Total adjustments		6,413

(a)
Cost of revenues includes $1.2 million of amortization of intangible assets, $0.3 million of changes in pre-acquisition indirect tax positions and $0.1 million of stock based compensation expenses in the year ended December 31, 2015.

(b)	Research and development expenses include $0.7 million of stock based compensation expenses in the year ended December 31, 2015.
(c)	Selling and marketing expenses includes $0.6 million of amortization of intangible assets and $0.5 million of stock based compensation expenses in the year ended December 31, 2015.
(d)	General and administrative expenses include $0.3 million of stock based compensation expenses in the year ended December 31, 2015.
(e)	Other income includes statute of limitation on certain pre-acquisition indirect tax liabilities.
(f)
Financial expenses included the effect of re-measurement of certain assets denominated in or linked to the U.S. dollar in Venezuela, due to restrictive government policies on payments in foreign currency in the year ended December 31, 2015.

(g)	Taxes on income include $3.3 million non-cash tax adjustments in the year ended December 31, 2015.

Ceragon Reports Fourth Quarter and Year End 2015 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET INCOME
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Year ended
	December 31, 2015

Reported GAAP net income	5,232	1,011

Stock based compensation expenses	452	1,624
Amortization of intangible assets	457	1,865
Changes in pre-acquisition indirect tax positions	(4,848)	(4,571)
Restructuring plan related costs	-	1,225
Currency devaluation in Venezuela	-	2,973
Non-cash tax adjustments	762	3,297

Non-GAAP net income	2,055	7,424